<SUBMISSION>

<TYPE> SC 13D/a

<LIVE>

<DOCUMENT-COUNT> 1

<NOTIFY> 71111,3465

<SROS> NASD

<SUBJECT-COMPANY>

<CIK> 0000077159

<NAME> Penn Virginia Corp.

<IRS-NUMBER> 23-1184320

</SUBJECT-COMPANY>

<FILER>

<CIK> 0000924355

<CCC> hw5iqbo@

</FILER>

<DOCUMENT>

<TYPE> SC 13D/a

<TEXT>

UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D/a
Under the Securities Exchange Act of 1934
(Amendment No. 2)

Penn Virginia Corp.
--------------------------------------------------------------------------------
(Name of Issuer)

Common Stock
---------------------------------------
(Title of Class of Securities)

707882106
-------------------------
(CUSIP Number)

Mary T. Lomasney, Director of Compliance
State Street Research & Management Company
One Financial Center, Boston, MA 02111
(617) 357-1398
-------------------
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

March 3, 2003
---------------------------
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D/a and is filing this schedule because of Rule 13d-1(E)

13d-1(F) or 13d-1(G) check the following box [ ].

(Continued on following pages)

CUSIP Nos. 707882106

1.	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NOS. OF ABOVE PERSON (entities only) State Street Research & Management Company 13-3142135
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) [ ] (b) [ ]
3.	SEC USE ONLY
4.	SOURCE OF FUNDS OO
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) [ ]
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 828,600
	8.	SHARED VOTING POWER
	9.	SOLE DISPOSITIVE POWER 828,600
	10.	SHARED DISPOSITIVE POWER 0
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 828,600
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES [ ]
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 9.26%
14.	TYPE OF REPORTING PERSON IA

PREAMBLE

The Reporting Person expressly disclaims that it is required to file this Schedule 13D.

Item 1. Security and Issuer.

This Amendment No. 2 to Schedule 13D ("Amendment No. 2") should be read in conjunction with the Schedule 13D dated August 19, 2002 (the "Schedule 13D") and Amendment No. 1 to the Schedule 13D dated October 21, 2002 ("Amendment No. 1"), each as filed with the Commission by State Street Research & Management Company, a Delaware corporation ("SSRM"). This Amendment No. 2 amends the Schedule 13D and Amendment No.1 only with respect to those items listed below. All capitalized terms not otherwise defined herein have the meanings ascribed thereto in the Schedule D.

This statement relates to the common stock ("Shares") of Penn Virginia Corp. ("Company"). The address of the principal executive offices of the Company is One Radnor Corporate Center, 100 Matsonford Road, Suite 200, Randor PA 19087.

Item 5. Interest in Securities of Issuer.

As of March 3, 2003, SSRM, as investment adviser to the Managed Accounts, has the sole power to vote or to dispose of Eight Hundred Twenty Eight Thousand Six Hundred (828,600) Shares owned of record by the Managed Accounts. As such, SSRM may be deemed to have beneficial ownership of all such Shares. As of the date hereof, such Shares represent 9.26% of the Company's Shares of outstanding common stock. Since January 2, 2003 the Managed Accounts have made the following transaction in the Shares:

Date Purchase/Sale # Shares Aggregate Price
February 24, 2003	Purchase	10,000.00	$365,970.00
February 25, 2003	Purchase	8,000.00	$296,394.40
February 26, 2003	Purchase	6,900.00	$255,112.32
February 27, 2003	Purchase	10,000.00	$370,457.00
March 3, 2003	Purchase	15,100.00	$557,507.10

Each Managed Account has the right to receive or the power to direct the receipt of dividends, or the proceeds from the sale of Shares, respectively held by it.

SIGNATURES

After reasonable inquiry and to the best of knowledge and belief of each of the undersigned, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

March 11, 2003

--------------------------------------------------------

(Date)

State Street Research & Management

Company

By: Mary T. Lomasney

/s/ Mary T. Lomasney

(Signature)

Senior Vice President,

Director of Compliance

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(Name/Title)